UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                     FORM 10


                        GENERAL FORM FOR REGISTRATION OF
                  SECURITIES PURSUANT TO SECTION 12 (b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                          GREER BANCSHARES INCORPORATED
                   Organized under the laws of South Carolina




   1111 West Poinsett Street                            57-1126200
         P.O. Box 1029                   (I.R.S. Employer Identification Number)
       Greer, SC  29650                               (864) 877-2000
       ----------------                               --------------
(Address of Principal Executive Offices)      (Issuer's Telephone Number)



Title of each class of securities  being  registered  under section 12(b) of the
Act:    NONE

Name of each exchange on which class is being registered:  NONE
                                                           ----

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [ ]

Title of each class of securities  being  registered  under section 12(g) of the
Act:
                     COMMON STOCK, PAR VALUE $5.00 PER SHARE

ITEM 1 - BUSINESS

GENERAL

       Greer Bancshares Incorporated ("the Company") was formed in July 2001 as the Bank Holding Company for Greer State Bank ("the Bank"). All of the outstanding common shares of the Bank were exchanged for common stock of the new holding company at that time. The only current activity of the holding company is to hold its investment in the Bank. The Bank operates under a state charter and provides full banking services to its clients. The Bank is subject to regulation by the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions.

       The Bank is engaged in the commercial banking business and has three banking offices, located in Greer, South Carolina. The Bank operates as a community bank and was organized for the primary purpose of serving local banking needs in Greer and in the small communities surrounding Greer, located in Greenville and Spartanburg Counties of South Carolina. The Bank has been primarily engaged in the business of attracting deposits from the general public and using the deposits to make commercial, consumer, and mortgage loans. In addition, deposits are also used to invest in acceptable investment securities as defined in the Bank's Investment Portfolio Policy, which was approved by the Board of Directors of the Bank.

       The Bank offers a full range of banking services, including checking, savings, and other time deposits of various types, loans for business, real estate, personal use, home improvements, automobiles, and a variety of other types of loans and services. The Bank also offers drive-up, safe deposit, and night depository facilities. In 1997, the Bank began an "alternative investments" function (Greer Financial Services Corporation), which allows customers who want to earn a higher rate of return on their money to invest in mutual funds, stock, annuities, etc. and is a wholly-owned subsidiary of the Bank. Trust, international, or correspondent banking services are not currently offered, nor contemplated by the Bank.

       This Report on Form 10 includes forward-looking information subject to the "safe harbor" created by the Securities Exchange Act of 1934. These forward-looking statements involve the Bank's plans, goals and beliefs, and refer to estimates or use similar terms involving uncertainties and certain risks that could cause actual results to be different materially from those in the forward-looking statements. Such uncertainties include, but are not limited to, the competitive pressures in the banking industry, a decline in the health of the economy, changes in the interest rate environment, volatility of rate sensitive deposits, asset/liability management and liquidity risks. The Bank undertakes no obligation to change or publicly release the results of any revision to these forward-looking statements.

MARKET AREA

       The Company's primary market area is the Greater Greer area, which includes the City of Greer and the immediately adjacent communities. The Company's business plan is to deliver the Bank's services through its banking offices, through banking by mail and bank by phone, direct deposits, and through the STAR ATM Network, which allows access through ATM's nationwide. The Bank has two drive-up ATM's, located at its offices at 1111 W. Poinsett Street and 871 S. Buncombe Road. The Bank offers VISA checkcards to qualifying customers, and has an automated telephone banking system (TELEBANKER). The TELEBANKER system allows the Bank's customers to access information about their accounts, transfer funds, and make payments by telephone.

       In February 2001, the Bank introduced its Internet Online Banking Service. Its website is www.greerstatebank.com and the Bank feels that the website is attractive, functional and user friendly. Bank customers who have authorized access to the Bank's website have the capability to make account inquiries, view account histories, transfer funds from one account to the other and make payments on outstanding loans. The Bank introduced bill payment services through its Online Banking Service during the third quarter of 2001. This service allows the Bank's customers to pay their bills online.

ITEM 2 - FINANCIAL INFORMATION

NET INTEREST INCOME

       Net interest income, which is the difference between interest income produced by interest-earning assets and interest expense produced by interest-bearing liabilities, is affected by two important factors. These two factors are (1) the difference between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities and (2) the amounts of interest-earning assets and interest-bearing liabilities outstanding during the period.

       The following table discloses information concerning the Bank's yields for interest-earning assets and the cost of funds for interest-bearing liabilities for the period indicated. The yield on non-taxable investments is computed on a tax-equivalent basis. Dollars are reported in thousands.


FOR THE YEAR ENDED DECEMBER, 2001
---------------------------------                                                            Annualized
                                                          Average         Interest             Average
Interest Earning Assets:                                  Balance      Income/Expense        Yield/Rate
                                                         ----------    ---------------      --------------
        Taxable Investments                                $29,284             $1,735               5.92%
        Non-Taxable Investments                             12,461                596               6.94%
        Int. Bearing Deposits in other                         514                 23               4.47%
        banks
        Federal Funds Sold                                   2,195                 88               4.01%
        Loans                                              117,020              9,712               8.30%
                                                         ----------    ---------------

Total Interest Earning Assets                             $161,474            $12,154
                                                         ----------    ===============

Yield on average interest-earning assets                                                            7.53%
                                                                                            ==============

Other noninterest-earning assets                            13,039
                                                         ----------

Total Assets                                              $174,513
                                                         ==========

Interest Bearing Liabilities:
        NOW Accounts                                        25,447               $460               1.81%
        Money Market and Savings                            23,547                761               3.23%
        Time Deposits                                       61,082              3,194               5.23%
        Federal Funds Purchased                                 44                  2               4.55%
        FHLB Borrowings                                     30,511              1,632               5.35%
                                                         ----------    ---------------

Total Interest Bearing Liabilities                        $140,631             $6,049
                                                         ----------    ===============

Rate on Average Interest Bearing                                                                    4.30%
Liabilities
                                                                                            ==============


NET INTEREST INCOME (CONT.)

FOR THE YEAR ENDED DECEMBER, 2001
---------------------------------                                                            Annualized
                                                          Average         Interest             Average
                                                          Balance      Income/Expense        Yield/Rate
                                                         ----------    ---------------      --------------
NonInterest-Bearing Liabilities:
        Demand Deposits                                     17,574
        Other Liabilities                                    1,719
                                                         ----------

Total NonInterest-Bearing                                  $19,293
Liabilities
                                                         ----------

Total Liabilities                                         $159,924
                                                         ----------

Stockholders' Equity                                        14,589
                                                         ----------

Total Liabilities and Stockholders' Equity                $174,513
                                                         ==========

Net Yield on Interest-Earning                                                                       3.78%
Assets
                                                                                            ==============

(Note: At the end of 2001 Greer State Bank reported $346,000 in non-accrual loans which are included in the above figures.)

       The following table discloses information concerning the Bank's yields for interest-earning assets and the cost of funds for interest-bearing liabilities for the period indicated. The yield on non-taxable investments is computed on a tax-equivalent basis. Dollars are reported in thousands.

FOR THE YEAR ENDED DECEMBER, 2000
---------------------------------                                                            Annualized
                                                          Average         Interest             Average
Interest Earning Assets:                                  Balance      Income/Expense        Yield/Rate
                                                         ----------    ---------------      --------------
        Taxable Investments                                $29,878             $1,995               6.68%
        Non-Taxable Investments                             11,327                564               7.05%
        Int. Bearing Deposits in other banks                   253                 16               6.32%
        Federal Funds Sold                                      79                  5               6.33%
        Loans                                              104,064              9,390               9.02%
                                                         ----------    ---------------

Total Interest Earning Assets                             $145,601            $11,970
                                                         ----------    ===============

Yield on average interest-earning assets                                                            8.22%
                                                                                            ==============

Other noninterest-earning assets                            14,112
                                                         ----------

Total Assets                                              $159,713
                                                         ==========

Interest Bearing Liabilities:
        NOW Accounts                                        24,608               $649               2.64%
        Money Market and Savings                            17,893                615               3.44%
        Time Deposits                                       62,664              3,681               5.87%
        Federal Funds Purchased                                611                 44               7.20%
        FHLB Borrowings                                     23,801              1,462               6.14%
                                                         ----------    ---------------

Total Interest Bearing Liabilities                        $129,577             $6,451
                                                         ----------    ===============

Rate on Average Interest Bearing Liabilities                                                        4.98%
                                                                                            ==============

NET INTEREST INCOME (CONT.)

FOR THE YEAR ENDED DECEMBER, 2000
---------------------------------                                                            Annualized
                                                          Average         Interest             Average
                                                          Balance      Income/Expense        Yield/Rate
                                                         ----------    ---------------      --------------
NonInterest-Bearing Liabilities:
        Demand Deposits                                     17,321
        Other Liabilities                                      937
                                                         ----------

Total NonInterest-Bearing                                  $18,258
Liabilities
                                                         ----------

Total Liabilities                                         $147,835
                                                         ----------

Stockholders' Equity                                        11,878
                                                         ----------

Total Liabilities and Stockholders' Equity                $159,713
                                                         ==========

Net Yield on Interest-Earning                                                                       3.79%
Assets
                                                                                            ==============

(Note: At the end of 2000, Greer State Bank reported $599,000 in non-accrual loans which are included in the above figures.)

       The following table analyzes the dollar changes in interest income and interest expense for major categories of interest-earning assets and interest-bearing liabilities. The table differentiates between (a) changes in volume (change in volume times prior period's rate) and (b) changes in rates (change in rate times prior period's volume). The rate/volume variances (change in volume times change in rate) have been allocated to the change attributable to rate.

                               Year Ended Dec. 31, 2001 vs. 2000   Year Ended Dec. 31, 2000 vs. 1999
                                  Increase (Decrease) Due To          Increase (Decrease) Due To
                                   Volume    Rate    Total              Volume    Rate     Total
                                    (Dollars In Thousands)              (Dollars In Thousands)
                               ----------------------------------  ----------------------------------
Interest Income:
    Taxable Investments              ($40)   ($220)   ($260)               $179     $147     $326
    Non-Taxable Investments             56     (24)       32               (91)       17     (74)
    Int-Bearing Deposits in other       17     (10)        7                (3)        3        0
    banks
    Federal Funds Sold                 134     (51)       83               (26)        1     (25)
    Loans                            1,169    (847)      322              1,764      262    2,026
                                    -------------------------          ---------------------------
                 Total              $1,336 ($1,152)     $184             $1,822     $431   $2,253

Interest Expense:
    NOW Accounts                       $22   ($211)   ($189)               $264   ($119)     $145
    Money Market and Savings           194     (48)      146                 26       59       85
    Time Deposits                     (93)    (394)    (487)                474      533    1,007
    Federal Funds Purchased           (41)      (1)     (42)                  2       11       13
    FHLB Borrowings                    412    (242)      170                352      212      564
                                    -------------------------          ---------------------------
                 Total                $495   ($897)   ($402)             $1,118     $696   $1,814

    Net Interest Income               $841   ($255)     $586               $704   ($265)     $439
                                    =========================          ===========================

The following table presents certain key financial ratios for Greer State Bank:

                                                               2001              2000
                                                            ------------      -----------
Annualized Return on Average Assets                               1.23%            1.10%
Annualized Return on Average Equity                              14.83%           14.06%
Dividend Payout Ratio                                             0.00%           29.41%
Average Equity as a Percentage of Average                         7.80%            7.81%
Assets

INVESTMENT PORTFOLIO

       The investment portfolio is a major contributor to the earnings of the Bank. While liquidity needs are important, the Bank strives to maintain a portfolio that provides the necessary liquidity yet maximizes income consistent with the ability of the Bank's capital structure to accept nominal amounts of investment risk. As of December 31, 2001, the investment portfolio totaled approximately $49.7 million and consisted of U.S. Government Agencies, Municipal Securities, Corporate Securities, Other Domestic Debt Securities and Equity Securities.

       The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain
Investments in Debt and Equity Securities." This standard requires debt securities upon purchase to be classified as available for sale, held to maturity, or trading. The Bank has no held to maturity or trading securities. Securities classified as available for sale are carried at market value. Unrealized holding gains or losses are reported as a component of stockholders' equity ("accumulated other comprehensive income") net of deferred income taxes. Realized gains or losses on dispositions are calculated on the difference between net proceeds and adjusted carrying amount of the security, using the specific identification method.

       The Bank's Investment Policy is designed to (a) ensure liquidity for cash operating requirements (b) manage interest rate risk (c) maximize the Bank's profitability (d) ensure collateral is available for pledging and (e) manage diversification of the Bank's earning assets. The following tables disclose certain information regarding the Bank's investment portfolio for the periods indicated. Yields on tax exempt obligations have been computed on a tax equivalent basis. Dollars are reported in thousands.


                             Due       One Year    Five Years                          Estimated    Average
                          One Year     through       through      After                 Market      Maturity
December 31, 2001          or Less    Five Years    Ten Years   Ten Years    Total       Value      in Years
-----------------         --------    ----------   -----------  ---------    -----     ---------    --------

U.S. Treasury Securities         $0           $0            $0         $0         $0          $0       0.00
U.S. Govt Agencies and            0        5,000        11,471     12,095     28,566      28,848       3.02
     Mtg. Backed
     Securities
States of the U.S. and          100          469         1,663     13,154     15,386      15,196      11.97
     Political
     Subdivisions
Corporate Securities          1,427          835             0          0      2,262       2,310       0.81
Other Securities              1,895            0         1,587          0      3,482       3,401       3.19
                          ----------  -----------  ------------ ----------  ---------  ----------
     Total                   $3,422       $6,304       $14,721    $25,249    $49,696     $49,755
                          ==========  ===========  ============ ==========  =========  ==========

Weighted Average Yields:
------------------------
U.S. Treasury Securities      0.00%        0.00%         0.00%      0.00%
U.S. Govt Agencies and        0.00%        5.12%         6.23%      4.97%
     Mtg. Backed
     Securities
States of the U.S. and        6.23%        6.59%         6.05%      6.76%
     Political
     Subdivisions
Corporate Securities          6.26%        5.49%         0.00%      0.00%
Other Securities              5.75%        0.00%         6.62%      0.00%



                             Due       One Year    Five Years                          Estimated    Average
                          One Year     through       through      After                 Market      Maturity
December 31, 2000          or Less    Five Years    Ten Years   Ten Years    Total       Value      in Years
-----------------         --------    ----------   ----------   ---------    -----     ---------    --------

U.S. Treasury Securities         $0           $0            $0         $0         $0          $0       0.00
U.S. Govt Agencies and            0        1,500        11,329      6,560     19,389      19,323       5.41
     Mtg. Backed
     Securities
States of the U.S. and          100          439         1,931      7,426      9,896       9,845      11.38
     Political
     Subdivisions
Corporate Securities          1,002        2,771             0          0      3,773       3,747       1.66
Other Securities              1,895            0         1,524          0      3,419       3,325       3.12
                          ----------  -----------  ------------ ----------  ---------  ----------
     Total                   $2,997       $4,710       $14,784    $13,986    $36,477     $36,240
                          ==========  ===========  ============ ==========  =========  ==========

Weighted Average Yields:
------------------------
U.S. Treasury Securities      0.00%        0.00%         0.00%      0.00%
U.S. Govt Agencies and        0.00%        6.05%         6.55%      7.07%
     Mtg. Backed
     Securities
States of the U.S. and        6.07%        6.45%         6.44%      6.89%
     Political
     Subdivisions
Corporate Securities          5.80%        6.04%         0.00%      0.00%
Other Securities              5.91%        0.00%         6.96%      0.00%

LOAN PORTFOLIO

       Greer State Bank makes both consumer and commercial purpose loans within its market area. The Bank strives for a balanced mix of consumer lending, commercial lending to small and medium-sized businesses, and mortgage lending, both consumer and commercial. At December 31, 2001, real estate loans (both commercial and consumer purpose) comprised $78.1 million, or 68.3% of the total loan portfolio. Commercial purpose loans (excluding real estate loans) comprised $24.5 million, or 21.4%, while consumer purpose, lease finance receivable, and state/political purpose loans (excluding real estate) comprised $11.8 million, or 10.3%.

       The Bank strives to diversify its loan portfolio and limit loan concentrations to any borrower or industry. Management has placed emphasis on the collateralization of loans with value-retaining assets, and 93% of the Bank's loan portfolio is secured. Sixty-nine percent of the total loan portfolio is secured by real estate. The following table discloses the composition of the Bank's loan portfolio by type of loan at the periods indicated. Dollars are reported in thousands.

                                         December 31, 2001       December 31, 2000
                                         -----------------       -----------------
                                     Amount        Percent      Amount        Percent
                                     ------        -------      ------        -------

Commercial                           $24,482        21.41%      $17,672        15.17%
Real Estate-Construction              11,361         9.93%        4,650         3.99%
Real Estate Mortgage:
    Residential 1-4                   49,196        43.02%       55,570        47.72%
    Multi-Family                         413         0.36%          427         0.37%
    Nonfarm/Nonresidential            17,149        15.00%       26,247        22.54%
Installment Loans to Individuals       9,956         8.71%       10,073         8.65%
Lease Financing                          469         0.41%          509         0.44%
Obligations of State and
    Political Subdivisions             1,334         1.17%        1,313         1.13%
                                  -----------  ------------  -----------   -----------
         TOTAL LOANS                $114,360          100%     $116,461          100%
                                  ===========                ===========

The following table discloses the contractual maturity of certain components of the Bank's loan portfolio at the period indicated. Dollars are reported in thousands.

December 31, 2001                        Commercial            Real Estate-Construction         Total
-----------------                -----------------------     --------------------------  ------------------

                                  Amount       Percent          Amount       Percent      Amount     Percent
                                  ------       -------          ------       -------      ------     -------

Due One Year or Less:              $12,928       52.81%          $6,845       60.25%     $19,773      55.17%

Due One Year through Five Years:
    Fixed Rate                       6,831       27.90%           2,092       18.41%       8,923      24.89%
    Variable Rate                    1,724        7.04%             136        1.20%       1,860       5.19%

Due After Five Years:
    Fixed Rate                       1,639        6.69%             822        7.24%       2,461       6.87%
    Variable Rate                    1,360        5.56%           1,466       12.90%       2,826       7.88%
                                 ----------    ---------     -----------   ----------    --------   ---------
         Total                     $24,482         100%         $11,361         100%     $35,843        100%
                                 ==========                  ===========                 ========


       Nonperforming Assets are foreclosed properties, non-accrual loans, restructured loans and loans 90 days or more past due. A loan is placed on non-accrual status and accrual of interest income suspended when, in management's judgment, the collection of principal or interest is considered to be in doubt. Any interest income accrued during the current year but not received at the time the loan is placed on non-accrual status is reversed in the current year to the extent collection is considered doubtful. Interest receivable that had been accrued in a prior year and is subsequently determined to have doubtful collectibility is charged to the allowance for loan losses. Payment of interest on loans that are classified as non-accrual is recognized as received. For this purpose, past due loans are those that have principal and/or interest that is past due 90 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms more favorable to the borrower than the original contractual terms. At December 31, 2001 and 2000, non-accrual loans totaled approximately $346,000 and $599,000, respectively. The total amount of interest earned on non-accrual loans was $38,000 in 2001, $32,000 in 2000, and $20,000 in 1999. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $24,000 in 2001, $22,000 in 2000. As of December 31, 2001 and 2000, the Bank had no impaired loans.

PROVISION FOR LOAN LOSSES

       Providing for the possibility of loan losses is, in reality, management's estimation and quantification of potential loan losses. Management's determination of the allowance for loan losses, however, is based on a board-approved, loan loss modeling system which includes the prior loss experience of the Bank, the internal review and evaluation of the Bank's loan portfolio for the purposes of identifying potential problem loans, external review and evaluation by the Bank's auditors and federal and state banking examiners, management's consideration of current economic conditions, and other relevant risk factors in evaluating the adequacy of the allowance for loan losses. Currently, the balance in the provision for loan losses is unallocated and the adequacy of the loan loss reserve is evaluated quarterly by the Board of Directors and adjusted as necessary. The following table discloses an analysis of the Bank's loss experience for the periods indicated. Dollars are reported in thousands.


                                          December 31,               December 31,
                                          ------------               ------------
                                       2001        2000            2001         2000
                                       ----        ----            ----         ----

       BEGINNING BALANCE                $948        $784

                                            CHARGE-OFFS                  RECOVERIES
    Commercial                             6          11              3            1
    Real Estate-Construction               0           0              0            0
    Real Estate Mortgage:
       Residential 1-4                    42           0              3            0
       Multi-Family                        0           0              0            0
       Nonfarm/Nonresidential              0           0              0            0
    Installment Loans to                  33          34             16            8
    Individuals
    Lease Financing                        0           0              0            0
    Obligations of State and
       Political Subdivisions              0           0              0            0
                                   ----------  ----------   ------------  -----------
                              Total      $81         $45            $22           $9

PROVISION FOR LOAN LOSSES     Total     $355        $200

       ENDING BALANCE                 $1,244        $948
                                   ==========  ==========

RATIO OF NET CHARGE-OFFS TO            0.05%       0.03%
                                   ==========  ==========
    AVG LOANS OUTSTANDING

DEPOSITS AND SHORT-TERM BORROWINGS

       Since the deregulation of the financial industry in March of 1980, the banking industry's deposit mix has shifted from primarily demand and savings instruments with interest rates fixed by Regulation Q to rate-sensitive instruments with rates which fluctuate with market conditions, sometimes rapidly and significantly. The restructuring of the banking industry's deposit base, coupled with increases in short term certificates of deposit, has dramatically increased the opportunities for deposit repricing and also significantly increased the interest rate risk relative to a bank's earning assets. Such repricing opportunities, driven by financial market and interest rate fluctuations, have increased the significance of monitoring and managing a bank's asset/liability position. Greer State Bank's general policy regarding interest margin management, or the difference between interest income earned on assets and interest expense paid on deposit liabilities, has been to optimize net interest income while maintaining a relatively stable deposit base. The following table provides an analysis of Greer State Bank's deposit base at the periods indicated. Dollars are reported in thousands.

                                                 2001                              2000
                                      ----------------------------      ----------------------------
                                       Average                           Average
                                       Balance          Percent          Balance          Percent
                                      -----------      -----------      -----------      -----------

NonInterest-Bearing Deposits
    Demand Deposits                      $17,574           13.77%          $17,321           14.14%

Interest Bearing Liabilities
    NOW Accounts                          25,447           19.93%           24,608           20.09%
    Money Market and Savings              23,547           18.45%           17,893           14.61%
    Time Deposits                         61,082           47.85%           62,664           51.16%
                                      -----------      -----------      -----------      -----------

Total Deposits                          $127,650             100%         $122,486             100%
                                      ===========                       ===========

       While the Bank's management is generally pleased with the overall composition of deposits, the Bank will strive to increase it's checking and savings accounts deposits and to maintain a satisfactory mix and term in the certificates of deposit base. Most of the Bank's certificates of deposit, however, are concentrated in the six to twelve months time frame since it is difficult to induce retail customers to purchase CDs with terms greater than twelve months without a significant interest premium. As of December 31, 2001, the Bank's CDs that are equal to or greater than $100,000 totaled $22.6 million and account for approximately 17.2% of total deposits. A large amount of CDs that are equal to or greater than $100,000 are relationship customers and the Bank has no brokered CDs. The following table provides information concerning the maturity of CDs greater than or equal to $100,000 as of December 31, 2000. Dollars are reported in thousands.

                                                         2001             2000
                                                      -----------      ------------
Maturing in 3 months or less                             $10,138           $14,031
Maturing after 3 months but less than 6 months             5,532             4,981
Maturing after 6 months but less than 12 months            5,316             7,798
Maturing after 12 months                                   1,607             1,070
                                                      -----------      ------------
                      Total                              $22,593           $27,880
                                                      ===========      ============

       As of December 31, 2001, the Bank had an average outstanding balance of $4 million in short-term borrowings from the Federal Home Loan Bank of Atlanta. The weighted average interest rate of these borrowings was 2.38% and was 25% of stockholder equity. The maximum balance outstanding at any month-end during 2001 was $4 million. These borrowings are used on a short-term basis to compensate for reductions in the availability of funds from other sources.

SUBSIDIARIES

       Greer State Bank incorporated Greer Financial Services Corporation as a wholly-owned subsidiary in July 1998 to provide financial management services and non-deposit product sales. This allows Greer State Bank customers to have access to mutual funds, annuities, full-service brokerage accounts, asset management services, portfolio review services, self-directed Individual Retirement Accounts or Keoghs, Simplified Employee Pension plans, 401(k) plans, life insurance, long term care insurance, and other investment products and services. As of December 31, 2001, Greer Financial Services Corporation had 868 clients with approximately $24.5 million under management.

COMPETITION

       As of December 31, 2001 there were seven commercial banks (excluding Greer State Bank) with a total of eleven branches, one savings and loan associations with a total of one branch and two credit unions in Greer. The commercial banks offer substantially the same services as Greer State Bank. The savings and loan and the credit unions do not offer a full range of banking services. The corporate headquarters for the parent companies of three of the commercial banks mentioned above (Branch Bank and Trust, Bank of America and Central Carolina Bank & Trust) are located in North Carolina. Carolina First has its corporate headquarters in nearby Greenville, SC and National Bank of South Carolina has its corporate headquarters in Sumter, SC. SouthTrust Bank is headquartered in Alabama and Palmetto Bank is headquartered in Laurens, SC. As of June 30, 2001, these seven banks held total deposits of approximately $376.6 million in their Greer offices. Citizens Building and Loan is headquartered in Greer. This institution had approximately $72 million in deposits in their Greer office as of June 30, 2001.

       Prior to the formation of Greer State Bank, many bank customers in Greer indicated a desire for a "hometown Bank" that is locally-owned and locally-managed. From its inception, Greer State Bank has positioned itself as a hometown bank dedicated to the banking needs of Greer and has designed its services and hours of operation to meet the needs of the Greer community. The
Bank attempts to differentiate its services from those of its competitors in terms of convenience and quality of service rendered, at a competitive cost. It offers longer banking hours than the other financial institutions in the area, including Saturday morning banking hours.

EMPLOYEES

       As of December 31, 2001, the Company employed sixty-four employees, fifty-three of whom are full-time.

REGULATORY MATTERS

       The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that we meet all capital adequacy requirements to which we are subject.

       As of December 31, 2001, the most recent notification from the South Carolina Board of Financial Institutions categorized us as well capitalized under the regulatory framework for prompt corrective action. There are not conditions or events since that notification that management believes have changed our category. Our actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                         TO BE WELL
                                                                                      CAPITALIZED UNDER
                                                                FOR CAPITAL           PROMPT CORRECTIVE
                                                             ADEQUACY PURPOSES        ACTION PROVISIONS
                                                            ---------------------  ------------------------
                                          ACTUAL                  MINIMUM                  MINIMUM
                                   ----------------------   ---------------------  ------------------------
                                      AMOUNT     RATIO        AMOUNT     RATIO        AMOUNT      RATIO
AS OF DECEMBER 31, 2001
  Total risk-based capital
     (to risk-weighted assets)     $ 16,741        13.6%    $ 9,837        8.0%    $ 12,297        10.0%
  Tier 1 capital
     (to risk-weighted assets)     $ 15,496        12.6%    $ 4,919        4.0%    $ 7,378          6.0%
  Tier 1 capital
     (to average assets)           $ 15,496         8.7%    $ 7,164        4.0%    $ 8,955          5.0%


REGULATORY MATTERS (CONT.)

AS OF DECEMBER 31, 2000
  Total risk-based capital
     (to risk-weighted assets)     $ 14,223        12.0%    $ 9,499        8.0%    $ 11,874        10.0%
  Tier 1 capital
     (to risk-weighted assets)     $ 13,274        11.2%    $ 4,750        4.0%    $ 7,124          6.0%
  Tier 1 capital
     (to average assets)           $ 13,274         8.2%    $ 6,504        4.0%    $ 8,130          5.0%


       The FDIC has powers to take corrective action to resolve problems of insured depository institutions. The extent of these corrective actions is based upon whether the depository institution is well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized. Under regulation, an institution is considered well capitalized if it has (a) a total risk-based capital ratio of 10% or greater,
(b) a Tier I risk-based capital ratio of 6% or greater, (c) a leverage ratio of 5% or greater and (d) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An adequately capitalized institution is defined as one that has (a) a total risk-based capital ratio of 8% or greater, (b) a Tier I risk-based capital ratio of 4% or greater and (c) a leverage ratio of 4% or greater (or 3% or greater in the case of an institution with the highest examination rating). An institution is considered undercapitalized if it has (a) a total risk-based capital ratio of less than 8%, (b) a Tier I risk-based capital ratio of less than 4% (or 3% in the case of an institution with the highest examination rating). An institution is considered significantly undercapitalized if the institution has (a) a total risk-based capital ratio of less than 6% or (b) a Tier I risk-based capital ratio of less than 3% or (c) a leverage ratio of less than 3%. An institution is considered critically undercapitalized if the institution has a ratio of tangible equity to total assets equal to or less than 2%.

ITEM 3- PROPERTIES

       As of December 31, 2001 the Bank had three banking facilities. The corporate headquarters and main office is located on a two-acre tract of land at the corner of West Poinsett Street and Pennsylvania Avenue, in the city limits of Greer. The address is 1111 West Poinsett Street. The building located thereon was originally a two-story, Williamsburg structure which was built in 1988 and contained approximately 6,000 square feet of space. In 1997, construction was completed on an addition of approximately 9,500 square feet to the building on West Poinsett Street. The project included relocating the teller drive-through from the rear of the building to the east side of the building to allow for additional space for traffic, additional office space for customer service and back-office support functions, and additional storage space for records.

       In the present facility, there are four teller's stations, two customer service offices, twelve additional private offices, as well as three drive-in teller windows located on the first floor. The vault contains 555 safe deposit boxes. The second floor consists of ten private offices, the Board of Directors' room, a storage vault, a training facility, and a large work area which houses five modular work stations. A large basement was added to be used as a storage area for supplies and other items. The basement contains a locked storage vault and locked storage room. There are 101 parking spaces on the premises. The Bank owns the building and the property without encumbrances.

       The operations functions (including data processing) are located at 601 North Main Street, where a branch banking office is also located. The property was obtained from another financial institution in 1992. The banking office consists of two private offices, two customer service desks, four teller stations, and two drive-in teller windows. The cash vault contains 232 safe deposit boxes.

       On November 2, 1998, the Bank opened a full-service branch banking facility located on 2.27 acres at the intersection of Hammett Bridge Road and Buncombe Road. The banking facility consists of three private offices, one customer service desk, three teller stations, two drive-in teller windows, four drive-through lanes and a drive-up ATM. The cash vault contains 138 safe deposit boxes.

       The Bank has an in-house computer system which consists of a Unisys LX-5420 mainframe system, four printers, two 8mm tape drives, power conditioner, operator display terminal, and computer room monitor that dials a telephone number if it senses excess noise or if the temperature goes above or below predetermined levels. The Bank has also purchased an optical disk retrieval system, an image capturing system, an online Unisys NDP 575 proof machine, and three one-pocket proof machines. All of this equipment is owned by the Bank. The Bank uses Information Technology, Inc. software, the majority of which it owns.

       The basement of the North Main Street building is used as the bookkeeping area of the Bank. It consists of 10 modular workstations, two private offices and a large storage vault.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The information required by this Item is set forth under the section captioned "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement, which is incorporated herein by reference.

ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS

       The information required by this item regarding directors and executive officers of the Company is set forth under the section captioned "Election of Directors", "Executive Officers", "Business Experience of Executive Officers", and "Compensation of Directors and Executive Officers" of the Proxy Statement, which is incorporated herein by reference.

ITEM 6 - EXECUTIVE COMPENSATION

       The information required by this Item is set forth under the section captioned "Compensation of Directors and Executive Officers" of the Proxy Statement, which is incorporated herein by reference.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The information required by this Item is set forth under the section captioned "Executive Officers" of the Proxy Statement, which is incorporated herein by reference.

ITEM 8 - LEGAL PROCEEDINGS

       As of December 31, 2001, the Company is not a party to, nor is the property of the Company subject of any legal proceedings, including proceedings of governmental authorities, other than ordinary routine litigation incidental to the business of the Company.

ITEM 9 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

       Morgan Keegan & Company makes a market for the Company's stock. According to the local Over-The-Counter listing in the Greenville News, the Company's stock has traded from $27.00 to $28.25 per share from January 1, 2001 to December 31, 2001. On July 31, 2001, the Company paid a 5% stock dividend. In June 2000, the Bank paid a 3% stock dividend and a thirty-five cents per share cash dividend.

ITEM 10- RECENT SALES OF UNREGISTERED SECURITIES

       As of December 31, 2001, neither Greer Bancshares Incorporated nor Greer State Bank have sold within the last three years securities which were not registered under the Securities Act.

ITEM 11 - DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

       The title of the class of securities being registered is Common Stock, par value $5.00 per share ("Common Stock").

       Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. A dividend may not be made if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

       The Common Stock is fully paid and nonassessable and not subject to any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, holders of Common Stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them.

       Holders of Common Stock are entitled to one vote per share. Greer Bancshares Incorporated's Articles of Incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting are not able to elect any board members.

       In accordance with Greer Bancshares Incorporated's Articles of Incorporation, the Board of Directors is divided into three classes of directors with each class having as nearly an equal number as possible. The members of each class are elected for staggered three-year terms. The staggering of board terms has the effect of making it more difficult to remove current directors than would otherwise be the case.

       The affirmative vote of not less than 70% of the Board of Directors of the Corporation and 70% of the outstanding shares of common stock (and any class of securities voting along with the common stock as a single class) shall be required to approve any merger, acquisition or sale of all or substantially all of the Corporation's property, assets or stock.

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The information required by this Item is set forth under the section captioned "Article V, Indemnification" of the Company's Bylaws, which are incorporated herein by reference.

ITEM 13 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

       The consolidated financial statements of the Company and supplementary information set forth in the Company's 2001 Annual Report are incorporated herein by reference.

ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       There were no disagreements with accountants on accounting and financial disclosures during 2001.

ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS

       3.1   Notice of Annual Meeting of Stockholders - Proxy Statement

       3.2   2001 Annual Report to Stockholders

       3.3   Articles of Incorporation

       3.4   By-Laws of the Company




                                   SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GREER BANCSHARES INCORPORATED

By:    /s. J. Richard Medlock, Jr.                        Date: April 17, 2002
      ------------------------------
       J. Richard Medlock, Jr.
       Secretary/Treasurer